January 30, 2009

Via U. S. Mail and Facsimile to (202) 772-9208

Mr. Kevin W. Vaughn

Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Henry County Bancshares, Inc. (“Company”)

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Period Ended September 30, 2008

File No. 000-49789

Dear Mr. Vaughn:

This letter is in response to your comments noted in your letter of January 16, 2009. To aid in your review, we have presented your comments below in italics and numbered identically to those in your comment letter, followed by our responses which have been likewise numbered.

Form 10-K

Exhibit 13

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans Held for Sale, page 8

1. We note that you have not recorded a recourse liability related to your loans sold with both normal representation and warranty provisions as well as other recourse provisions. Please tell us why you believe no liability should be recorded related to these loan sales. Tell us how many loans you have been required to repurchase under these provisions and whether you have incurred any losses related to these provisions during the periods reported.

1. Due to the limited nature of the recourse provisions relating to our loan sales and to the quality and number of loans that are sold, the liability relating to normal representation,

warranty, or other recourse provisions is not significant. The Company has not been required to repurchase any loans under any of these provisions and has not incurred any losses related to these provisions for the periods reported.

Other Real Estate Owned, page 9

2. Please revise to disclose how your policy complies with paragraph 28 of SFAS 15.

2. Prior to the recent credit problems experienced, the Company has not been required to obtain through foreclosure or receive in satisfaction of loans any significant amounts of other real estate. In essentially all cases where property has been foreclosed upon or taken in satisfaction of loans, the fair value of the other real estate has been less than the carrying value of the loan on which the property served as collateral. In addition, any selling costs used in estimating the value of the other real estate have not significantly affected our results of operations. Thus our policy as previously disclosed has not resulted in significant differences from that required by paragraph 28 of SFAS 15. For future financial reporting periods, we will revise our policy to be in strict conformity with paragraph 28 of SFAS 15. The revised disclosure will be as follows: “Other real estate, consisting of properties obtained through foreclosure or in satisfaction of loans, is adjusted to fair value upon transfer of the real estate held as collateral to other real estate owned. Subsequently, other real estate owned is carried at the lower of carrying value or fair value, determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs. At the time of foreclosure, any excess of the loan balance over fair value of the real estate held as collateral is recorded as a charge against the allowance for loan losses. Gains or losses on sale and any subsequent adjustments to the value are recorded as a component of non-interest expense.”

Form 10-Q for the period ended September 30, 2008

3. Considering the significant increase in your levels of non-performing loans, please revised to include the following disclosures in future filings. Please provide us with your proposed disclosures as of September 30, 2008:

•

Disclose how changes in the risk factors considered from quarter to quarter impacts the amount and timing of the loan loss provision. Discuss each specific risk factor considered and specifically relate how each factor contributes to the overall level of the allowance for loan losses.

•	Disclose how changes in and levels of past due and non-performing loans affected the amount and timing of the loan loss provision on a quarterly basis.

•	Discuss the changes in the level of collateralization or your non-performing loans.

•

Revise to disclose whether you originated any loans with interest reserves. If so, please revise to disclose how you evaluate the interest accrued from these reserves for collectibility both before maturity and after the loans become non-performing.

3. Our disclosures in future filings will address the items set forth in your request. Our proposed disclosures as of September 30, 2008 to conform to this request would read as follows: “The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The provision for loan losses is based on management’s evaluation and assessment of the allowance for loan losses. This assessment includes procedures to estimate probable losses and determine the adequacy and appropriateness of the resulting allowance balance. The allowance for loan losses consists of two components: (1) a specific amount representative of identified credit exposures for each impaired loan based on an evaluation of the borrower and underlying collateral (SFAS 114 component); and (2) a general amount based upon historical losses that have been adjusted to estimate current probable losses based on the use of eight specific risk factors representative of various economic conditions and characteristics of the loan portfolio, as well as additional general qualitative factors (SFAS No. 5 component).

We establish the specific amount by examining all impaired loans. Under generally accepted accounting principles, we may measure the loss either by (1) the observable market price of the loan; or (2) the present value of expected future cash flows discounted at the loan’s effective interest rate; or (3) the fair value of the collateral if the loan is collateral dependent. Because the significant majority of our impaired loans are collateral dependent, nearly all of our specific allowances are calculated on the fair value of the collateral. As of September 30, 2008, our impaired loans totaled $72.2 million of which $61.8 million have specific loss allocations of $11.8 million recorded. As of the beginning of the quarter, our impaired loans totaled $61.4 million of which $49.8 million had specific loss allocations of $6.3 million. As of December 31, 2007, our impaired loans totaled $37.5 million of which $29.5 million had specific loss allocations of $3.4 million. These increases in nonperforming loans contributed significantly to the increases in the loan loss provision for the three and nine month periods ended September 30, 2008. During the three and nine month periods ended September 30, 2008, changes in collateral values for impaired loans resulted in increased provisions of $5.5 million and $8.4 million, respectively. During the three and nine month periods ended September 30, 2008, the impaired loan allowances were reduced by $187,000 and $310,000, respectively, as certain impaired loans were foreclosed upon. The remaining changes in the impaired loan allowances were the result of changes in loans considered to be impaired. As previously discussed, nonperforming loans are concentrated in our residential construction and land development portfolio.

The general amount of the allowance is based upon historical losses that are adjusted to estimate current probable losses using eight specific risk factors. The risk factors consist of: (1) economic factors including such matters as changes in the general economic conditions; (2) changes in local economic conditions; (3) concentrations of credit; (4)

deterioration in asset values; (5) slowing pace of housing sales; (6) deterioration in lot values; (7) higher loan to values given risk; and (8) level of loans secured by real estate. These risk factors are evaluated and assigned percentages to be allocated to the portfolio, exclusive of the SFAS 114 component, on a quarterly basis. The weighting of these risk factors varies from period to period and will impact the allowance for loan losses as changes in the risk factors increase or decrease from quarter to quarter. During the quarter ended September 30, 2008, changes in all risk factors did not result in a significant change in the general amount of the allowance.

The Company has originated construction and land development loans where a component of the cost of the project was the interest required to service the debt during the construction period of the loan, sometimes known as interest reserves. The Company allows disbursements of this interest component as long as the project is progressing as originally projected and if there has been no deterioration of the financial standing of the borrower or the underlying project. If the Company makes a determination that there is such deterioration, or if the loan becomes non-performing, the Company halts any disbursement of those funds identified for use in paying interest. In some cases, additional interest reserves may be taken by use of deposited funds or through credit lines secured by separate and additional collateral.”

Note 1. Basis of Presentation – Fair Value Option and Fair Value Measurements, page 6

4. We note that you recorded a cumulative write-down to fair value on other real estate owned of $1.6 million for the nine-month period ended September 30, 2008. Since this is considered a non-recurring adjustment to fair value, please revise future filings to include disclosure information for your other real estate owned balance and related write-down(s) as required by paragraph 33 of SFAS 157. Please provide us with your proposed disclosures.

4. As requested, future filings will include the aforementioned disclosures. The following represents the proposed disclosure: “Impaired Loans – The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Once a loan is identified as individually impaired, management measures the impairment in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS 114”). The fair value of impaired loans is estimated using one of several methods, including the present value of future cash flows discounted at the loan’s effective interest rate or a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. In accordance with SFAS 157, impaired loans where an allowance is established based on fair value of collateral require classification in the fair value hierarchy.

The Company measures the fair value of collateral dependent loans based on the fair value of collateral securing these loans. These measurements are classified as Level 3 within the valuation hierarchy. All impaired loans are secured by real estate. The fair value of these real estate properties is generally determined based upon appraisals performed by a certified or licensed appraiser using inputs such as absorption rates, capitalization rates, and comparables. Management also considers other factors or recent developments which could result in adjustments to the valuation. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

Other Real Estate Owned – Foreclosed assets are adjusted to fair value upon transfer of the loans to other real estate owned. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the other real estate owned as nonrecurring Level 2. When an appraised value is not available or management determines the fair value is further impaired below the appraised value and there is no observable market price, the Company records the other real estate owned as Level 3. As a result of continued deterioration in the appraised values of our other real estate owned as evidenced by current market conditions, the Company took additional write-downs of $648,000 through a charge to earnings during the three month period ending September 30, 2008, and cumulative write-downs of $1.6 million for the nine months ending September 30, 2008.

Assets and Liabilities Measured on a Nonrecurring Basis

Fair Value Measurements at September 30, 2008, using:

	Quoted Prices in Active Unobservable Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Inputs (Level 3)
Assets:

Impaired loans	$—	$—	$61,828,856

Other real estate	$—	$—	$14,810,327”

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings. The Company also acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documentation, please do not hesitate to contact me at (770) 474-7293.

Sincerely,

/s/ Thomas L. Redding
Thomas L. Redding
SVP & CFO
Henry County Bancshares, Inc.